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IN THE MATTER OF THE PETITION OF HOOSIER ENERGY RURAL ELECTRIC
COOPERATIVE, INC. AND PSI ENERGY, INC. FILED PURSUANT TO I.C. 8-1-2-84
FOR APPROVAL OF A PROPERTY EXCHANGE IN ACCORDANCE WITH A
MARCH 1, 1999 PROPERTY EXCHANGE AGREEMENT BETWEEN THE PARTIES

CAUSE NO. 41539

Indiana Utility Regulatory Commission

2000 Ind. PUC LEXIS 315

April 12, 2000, APPROVED

PANEL: [*1] McCarty, Hadley, Ripley, Swanson-Hull and Ziegner Concur

OPINIONBY: Abby R. Gray, Administrative Law Judge

OPINION: On September 10, 1999, PSI Energy, Inc. (“PSI Energy”) and Hoosier Energy Rural Electric Cooperative, Inc. (“Hoosier Energy”) filed a joint Petition with the Indiana Utility Regulatory Commission (“Commission”) for approval of the exchange between PSI Energy and Hoosier Energy of certain electric utility land and facilities located in Brown, Orange, Floyd, Clark and Lawrence Counties. Indiana pursuant to the Property Exchange Agreement attached to the Petition in this Cause.

        Pursuant to notice duly published as required by law, proof of which was incorporated into the record of this Cause by reference, a public hearing was held on March 29, 2000, at 10:00 a.m., EST, in the Commission Law Library, Indiana Government Center South, Indianapolis, Indiana. At the hearing, the Petitioners and the Office of Utility Consumer Counselor (“OUCC”) participated, and the Petitioners offered evidence, the same being the Petition with attached Property Exchange Agreement (Petitioners’ Exhibit No. 1), which was introduced into the record without objection. The OUCC neither filed nor offered any evidence at [*2] the hearing and no members of the general public appeared.

        Based upon the applicable law, the evidence presented and being duly advised in the premises, the Commission now finds as follows:

    1.        Commission Jurisdiction and Notice. Petitioner, PSI Energy, is a corporation organized and existing under the laws of the State of Indiana with its principal place of business located in Plainfield, Indiana, and is engaged in the business of distributing, furnishing and selling retail electric service to the public in various counties in the State of Indiana, including Brown, Orange, Floyd, Clark and Lawrence Counties. Petitioner, Hoosier Energy, is a corporation organized and operating pursuant to the Indiana Rural Electric Membership Corporation Act, I.C. 8-1-13-1 et seq., with its principal place of business at P.O. Box 908, Bloomington, Indiana, and is engaged in the generation and transmission of electricity and the sale thereof to its members and interconnected parties in various counties in the State of Indiana, including Brown, Orange, Floyd, Clark and Lawrence Counties. Hoosier Energy has heretofore withdrawn from the jurisdiction of the Commission pursuant to the provisions [*3] of I.C. 8-1-13-18.5, but joins in this Petition in support of the relief sought by PSI Energy. PSI Energy is a “public utility” as such term is defined by I.C. 8-1-2-1(a), which is applicable to the subject matter of the Petition in this Cause and authorizes the Commission to proceed in this Cause. The relief sought is governed by I.C. 8-1-2-84. Therefore, the Commission has jurisdiction over PSI Energy and the subject matter in this Cause.

    2.        The Exchange Requested. The relief sought in this Cause is governed by I.C. 8-1-2-84 (c) and (e), and provides that electric utility land and facilities may be exchanged, i.e., bought and sold between public utilities, upon approval of the Commission.

        The Petitioners in this Cause have set forth the circumstances that they believe make the exchange of electric utility land and facilities in the public interest and in the best interest of both parties.

        The land and electric facilities to be sold, transferred and exchanged by PSI Energy to Hoosier Energy (“Facilities To Be Transferred To Hoosier Energy”) are more particularly described in Exhibits 1-A through 1-C of the Property Exchange Agreement attached to the Petition and consist [*4] of land located at the PSI Energy Bean Blossom Substation in Brown County, Indiana, the PSI Energy Orleans Roosevelt Road Substation located in Orange County, Indiana and the PSI Energy Grantline Road Substation located in Floyd County, Indiana.

        The land and electric facilities to be sold, transferred and exchanged by Hoosier Energy to PSI Energy (“Facilities To Be Transferred To PSI”) are more particularly described in Exhibit 1-D of the Property Exchange Agreement attached to Petition, and consist of the Hoosier Energy Nabb Substation located in Clark County, Indiana and the Hoosier Energy Williams Substation located in Lawrence County, Indiana.

        The total cost of the Facilities To Be Transferred To Hoosier Energy is $ 498,915. The total cost of the Facilities To Be Transferred To PSI Energy is $ 229,629, leaving a net payment to PSI Energy of $ 269,286.

        The book cost of the land and electric facilities to be sold and transferred by each party under the Property Exchange Agreement is not in excess of 5 percent of the book cost of all the properties, plants and businesses owned by either party at the time of the filing of this Petition.

        The Petitioners have conferred and discussed [*5] their respective service needs with regard to the Property Exchange Agreement and have agreed that such exchange should be made. The proposed exchange of land and electric facilities does not involve the transfer of any assigned service territory or customers. The evidence stated that the exchange of the land and electric facilities, as requested herein, is consistent with good utility practice and public convenience and necessity, will promote economical, efficient and adequate electrical service, and is consistent with the Legislative policy set forth in I.C. 8-1-2-84 (c) and (e).

    3.        Approval of Property Exchange Agreement. Based upon the foregoing, the Commission finds that the agreed-upon exchange of land and electric facilities should be approved as set forth in the Petition. As noted above, the proposed exchange of land and electric facilities does not involve the transfer of any assigned territory or customers between the parties.

        Based upon all of the above, we find that the relief requested in the Petition should be granted in all respects and that the exchange of land and electric facilities proposed therein and delineated on Exhibit A attached to the Petition should [*6] be approved.

        IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION that:

    1.        The exchange of land and electric facilities between PSI Energy and Hoosier Energy as set forth in the Petition filed in this Cause on September 10, 1999, including the net payment of $ 269,286 to PSI Energy, shall be and is hereby approved.

    2.        The Petitioners are authorized to take all steps, and to execute all instruments and papers, necessary or expedient for fully consummating and carrying out the provisions of the Petition.

    3.        This Order shall be effective on and after the date of its approval.